EXHIBIT 99.53
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 [GRAPHIC OMITTED]
 [KPMG LETTERHEAD]

                     KPMG LLP
                     CHARTERED ACCOUNTANTS
                     200-205 5 Avenue SW
                     Calgary AB T2P 4B9

To the securities regulatory authorities in each of the Provinces of Canada

Dear Sirs/Mesdames:

ADVANTAGE ENERGY INCOME FUND (THE "TRUST")

We refer to the short form prospectus (the "Prospectus") of the Trust dated January 31, 2005 relating to the sale and issue of trust units of the Trust.

We consent to the use, through incorporation by reference in the Prospectus, of our report dated April 7, 2004 to the Unitholders of the Trust on the following financial statements:

              Consolidated balance sheets as at December 31, 2003 and 2002;

              Consolidated statements of income and accumulated income and cash flows for the years ended December 31, 2003 and 2002.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that is within our knowledge as a result of our audit of such consolidated financial statements.

We consent to the use, through incorporation by reference in the Prospectus, of our compilation report dated September 3, 2004 to the directors of Advantage Oil & Gas Ltd. on the compilation of the pro forma consolidated balance sheet of the Trust as at June 30, 2004 and the pro forma consolidated statement of operations for the six months then ended and for the year ended December 31, 2003.

We also consent to the use in the Prospectus of our compilation report dated January 21, 2005 to the directors of Advantage Oil & Gas Ltd. on the compilation of the pro forma consolidated statement of income of the Trust for the nine months ended September 30, 2004.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
January 31, 2005





                                    KPMG LLP, a Canadian owned limited liability partnership, is the Canadian member firm of KPMG International, a Swiss association